SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 1)

Mechanical Technology, Incorporated

(Name of the Issuer)

Mechanical Technology, Incorporated

Brookstone Partners Acquisition XXIV, LLC

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583538 20 2

(CUSIP Number of Class of Securities)

Frederick W. Jones
Chief Executive Officer, Chief Financial Officer and Secretary
Mechanical Technology, Incorporated
325 Washington Avenue Extension

Albany, NY 12205
(518) 218-2550

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee
Transaction Valuation (*)	Amount of Filing Fee (**)
$41,200	$5.13

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 40,000 shares of Common Stock for $1.03 per share in cash (the “Consideration”) in lieu of issuing fractional shares in connection with the previously proposed Reverse Stock Split. For purposes of this calculation, the Consideration represents the average of the daily closing prices of the Common Stock for the 60 trading days ending on January 16, 2018.

(**) The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐          Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5.13

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Mechanical Technology, Incorporated, a New York corporation (the “Company”), and Brookstone Partners Acquisition XXIV, LLC, a Delaware limited liability company (“Brookstone XXIV”), in connection with a previously proposed transaction to terminate the registration of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by submitting for vote to the Company’s stockholders of record, at a special meeting of stockholders, a proposal to amend the Company’s Certificate of Incorporation to effect a 1-for-15 reverse stock split (the “Reverse Stock Split”).

Item 15. Additional Information

Item 15 of the Schedule 13E-3 is hereby amended to add the following:

The Company intends to file with the SEC on March 16, 2018 a Form 15 terminating the registration of the Common Stock, thereby suspending its obligations to file periodic and current reports and other filings with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q for years beginning after December 31, 2017. The Company will still be required to file a Form 10-K for the year ended December 31, 2017. The deregistration of the Common Stock is expected to result in significant cost savings to the Company in the near term from the elimination of SEC reporting requirements. Also, the deregistration of the Common Stock will allow the Company to avoid the substantial additional costs associated with the compliance and auditing requirements of the Exchange Act and to focus its resources on increasing long-term growth. Although it will not be required to do so, following deregistration the Company plans to continue to provide stockholders with annual audited financial statements and quarterly unaudited financial statements through the OTC Markets Group (“OTC Markets”) website. The Company expects that, following the filing of the Form 15, the Common Stock will be quoted on the OTC Pink – Current Information tier of the OTC Markets, although no assurance can be given that the Common Stock will be eligible for quotation on this tier, in which case the Company expects that the Common Stock will be quoted on a lower tier of the OTC Markets.

The Company’s Board of Directors has withdrawn the previously announced plan to effect the Reverse Stock Split described in the Company’s preliminary proxy statement filed with the SEC on January 17, 2018. The Company originally intended to effect the Reverse Stock Split for the sole purpose of causing the Company to have less than 300 stockholders of record, which in turn would allow it to deregister the Common Stock under the Exchange Act. Since the filing of the preliminary proxy statement, the number of stockholders of record of the Company has fallen below 300, making it unnecessary for the Company to effect the Reverse Stock Split in order to deregister the Common Stock. Accordingly, the Company will no longer seek stockholder approval of the Reverse Stock Split.

By filing this Schedule, the Company and Brookstone XXIV hereby withdraw the previously filed Schedule 13E-3 that was filed with the SEC on January 17, 2018.

Item 16. Exhibits

Item 16 of the Schedule 13E-3 is hereby amended to add the following exhibit:

Exhibit No.	Description
(a)(5)(A)	Press Release, dated March 7, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 7, 2018)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MECHANICAL TECHNOLOGY, INCORPORATED

By:	/s/ Frederick W. Jones
	Name:	Frederick W. Jones
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary

BROOKSTONE PARTNERS ACQUISITION XXIV, LLC

By:	BP XXIV Flow, LLC Managing Member

By:	BP XXIV Meter, LLC Managing Member

By:	/s/ Edward R. Hirshfield
	Name:	Edward R. Hirshfield
	Title:	Managing Member

Dated: March 7, 2018